UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE

OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):	Westport Fuel Systems Inc.

B.	(1)	This is [check one]

	☒	an original filing for the Filer

	☐	an amended filing for the Filer

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this form is being filed:

	Name of registrant:	Westport Fuel Systems Inc.

	Form type:	Registration Statement on Form F-10

	File Number (if known):	333-228551

	Filed by:	Westport Fuel Systems Inc.

	Date Filed (if filed concurrently, so indicate):	November 26, 2018, concurrently with Form F-10

D.	The Filer is incorporated or organized under the laws of Alberta and has its principal place of business at: 1750 West 75th Avenue, Suite 101, Vancouver, British Columbia, Canada, V6P 6G2 and telephone number (604) 718-2000.

E.

The Filer designates and appoints C T Corporation System (“Agent”), located at: 111 Eighth Avenue, New York, New York 10011 and telephone number (212) 894-8940, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on November 26, 2018 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer, in connection with the use of Form F-10, stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Exchange Act.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in the Form F-10, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

SIGNATURES

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Country of Canada this 26th day of November, 2018.

Westport Fuel Systems Inc.

By:	/s/ Michael J. Willis
	Name:	Michael J. Willis
	Title:	Chief Financial Officer

This statement has been signed by the following person in the capacity and on the date indicated:

C T Corporation System
(as Agent for Service of Process)

By:	/s/ Chantalle Rufen-Blanchette
	Name:	Chantalle Rufen-Blanchette
	Title:	Assistant Secretary
	Date:	November 26, 2018

[Signature Page to Form F-X]